UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Feb 2016

Commission File Number: 000-52145

BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE EXECUTES BITCOIN DEBIT CARD DEVELOPMENT CONTRACT

“Digatrade Bitcoin Debit Card Set to Launch”

Vancouver, British Columbia – February 25, 2016 – BITX FINANCIAL CORP (OTCQB: BITXF) and its 100% owned and operated digital asset-currency exchange DIGATRADE™ (digatrade.com) today announced the execution of a technology development agreement with ANX Technologies. Under terms of the agreement Digatrade will have a bitcoin debit card developed by ANX Technologies, one of the world’s first financial technology companies to have developed a bitcoin debit card and one of the largest distributors of debit cards in the market offering customers as well as businesses a fast and reliable payment solution.

The Digatrade debit card will provide a gateway between digital assets and traditional payments processing. The reloadable debit card can be used to make purchases in any retail, point-of-sale devices or withdraw cash from ATMs that support the global payment network. Digatrade customers will be able to add funds to their debit card via the Digatrade exchange platform and will empower digital assets to be accepted worldwide.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: February 25, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO